SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On October 22, 2007, Telvent Outsourcing (“Telvent Outsourcing”), a wholly-owned subsidiary of Telvent GIT, S.A. (the “Company”), entered into several definitive agreements related to its acquisition Matchmind Holding, S.L. and its subsidiaries Matchmind S.L., and Matchmind Ingenieria de Software, S.L. (collectively, “Matchmind”).
GD 21 and Galian Agreement
     Telvent Outsourcing entered into a definitive agreement (the “GD 21 and Galian Agreement”) with Manuel Galán, Olga Dalmau Reig, Marta Galán Dalmau and Rocío Galán Dalmau (the “GD 21 Sellers”) to acquire 100% of GD 21, S.L. and with José Luis Galí and Carmen Pardo Barrio (together, with the GD 21 Sellers, the “Sellers”) to acquire 94.13% of Galian 2002, S.L. The remaining 5.87% of Galian 2002 S.L belongs to José Luis Galí. GD 21, S.L and Galian 2002, S.L (collectively, the “Holding Companies”) own 60% of Matchmind.
     The aggregate purchase price was € 22,380,000, which is subject to certain post-closing adjustments. A portion of the purchase price was paid into an escrow account and will serve as security for the Sellers’ indemnification obligations to Telvent Outsourcing under the GD 21 and Galian Agreement.
     The Sellers have agreed to indemnify Telvent Outsourcing (other than with respect to claims regarding Matchmind’s damages) for all claims for losses and damages resulting from a breach of any covenants, representations and warranties contained in the GD 21 and Galian Agreement, subject to certain restrictions applicable to all indemnification claims. The Sellers have also agreed to indemnify Telvent Outsourcing for 75% of Matchmind’s claims for losses and damages, subject to certain restrictions applicable to all indemnification claims.
     Sellers have agreed, for a period of three years, not to (i) compete with Matchmind’s business operations, (ii) solicit business from any company that has a current relationship with Matchmind and (iii) solicit services from any of Matchmind’s or Telvent Outsourcing’s (or any of their affiliates’) employees, managers and directors.
Matchmind Purchase Agreements
     Telvent Outsourcing also entered into definitive promissory share and purchase agreements (collectively, the “Matchmind Purchase Agreements”) with each of the 26 existing Matchmind management shareholders of Matchmind to acquire the remaining 40% interest in Matchmind over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods. The subsequent purchases described below will be made no later than 6 months after the prior year’s Financial Statements have been approved as required by Spanish law, which, together with the Gali Agreement purchase described below, will result in Telvent Outsourcing acquiring a 12% interest in Matchmind in 2009, a 10% interest in Matchmind in 2010 and a 20% interest in Matchmind in 2011.
Gali Agreement
     Immediately upon the consummation of the GD 21 and Galian Agreement, Telvent Outsourcing entered into a definitive agreement (the “Galí Agreement”) with José Luis Gali (“Galí”) to acquire the remaining 5.87% of Galian 2002 (representing a 2% interest in Matchmind) over a three-year period. The purchase price for these subsequent purchases is based upon Matchmind reaching certain EBITDA targets, which will be calculated based upon the annual audited financial statements (the “Financial Statements”) for specified periods. The subsequent purchases will be made no later than 6 months after the prior year’s Financial Statements have been approved as required by Spanish law.

Press Release
     On October 23, 2007, the Company issued a press release announcing the acquisition of Matchmind. A copy of the press release is furnished herewith as Exhibit 15.1.
     The Company intends to file copies of and GD 21 and Galian Agreement, a form of the Matchmind Purchase Agreement and the Gali Agreement as exhibits to its quarterly report on Form 6-K for the quarter ending September 30, 2007.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 23, 2007

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

15.1	The Company's press release regarding Telvent Outsourcing's entering into several definitive agreements related to its acquisition of Matchmind.